Filed by Archipelago Holdings, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

The New York Stock Exchange, Inc.

FINAL TRANSCRIPT

Conference Call Transcript

AX - Q3 2005 Archipelago Holdings, Inc. Earnings Conference Call

Event Date/Time: Oct. 24. 2005 / 5:00PM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Pat Murphy

Archipelago Holdings - Managing Director, IR

Jerry Putnam

Archipelago Holdings - Chairman, CEO

Nelson Chai

Archipelago Holdings - CFO

Mike Cormack

Archipelago Holdings - President

Kevin O’Hara

Archipelago Holdings - CAO

CONFERENCE CALL PARTICIPANTS

Mike Vinciquerra

Raymond James - Analyst

Rich Repetto

Sandler O’Neill - Analyst

Roger Freeman

Lehman Brothers - Analyst

Daniel Goldberg

Bear Stearns - Analyst

Richard Herr

KBW - Analyst

Justin Hughes

Philadelphia Financial - Analyst

Michael Chapman

Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Archipelago Holdings third-quarter 2005 earnings conference call. My name is Stephen, and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Pat Murphy, Managing Director of Investor Relations. Please proceed.

Pat Murphy  - Archipelago Holdings - Managing Director, IR

Good afternoon and welcome to Archipelago Holdings conference call to discuss results for the third quarter of 2005. During this call, our comments may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those in the statements. Please refer to our SEC filings as well as the filings of the NYSE Group for a full discussion of the risk factors that may affect any forward-looking statements.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this conference call. Except for any obligation to disclose material information under federal securities law, Archipelago undertakes no obligation to release publicly end revisions to any forward-looking statements to reflect events or circumstances after this call.

I will now hand the call over to Jerry Putnam, Archipelago’s Chairman and Chief Executive Officer.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Thank you, Pat. Good afternoon, everyone. In addition to Pat, with me today is Nelson Chai, our CFO; Kevin O’Hara, CAO and General Counsel; and Mike Cormack, President. Following my general remarks on our business and third-quarter performance, Nelson is going to go into more detail on the financial results.

Archipelago reported another profitable quarter of 7.8 million in net income or $0.16 per diluted share. This compares to net income of 3 million or $0.06 per diluted share for the second quarter of ‘05. During the third quarter of ‘05, Archipelago incurred 3 million of expenses in conjunction with our announced merger with the New York Stock Exchange. Excluding these expenses, diluted earnings per share would have been $0.20 per share. Before I address the progress we’ve made this quarter in furthering our goal of expanding beyond equities, I will review our equities market share.

ArcaEx market share in NASDAQ-listed stocks was relatively flat at 23% for this quarter compared to 23.1% for the second quarter of ‘05. We continued to see growth in the trading of listed stocks in ETFs. ArcaEx market share increased to 3.7% this quarter in NYSE-listed stocks, doubling from 1.8% for the third quarter of ‘04 and up sequentially. Additionally, ArcaEx market share increased to 30.8% in AMEX-listed stock, up from 29.7% for the second quarter of ‘05. We continue to focus on service and functionality improvements in all areas of our equities trading business, including the introduction of new cross-order types for OTC stocks, an after-hours portfolio crossing session, which will be introduced pending SEC approval and continued performance improvements.

The significant event of the quarter was the closing of our acquisition of PCX Holdings and its subsidiaries. We are excited to have completed this transaction and to be able to now direct more of our focus to options trading. Over the last few months, we worked hand-in-hand with the PCX to get closer to their technology and their options business. We believe we are now well-positioned to succeed in this market and have already hit the ground running. Already today, we have begun to align our equities and options offering by expanding our connectivity to options trading. Clients can now choose to route options — to route option orders to PCX Plus using their existing ArcaEx equities communications infrastructure. This is the first in many steps that we will take as part of our commitment to offer integrated solutions that will expand beyond even options and equities, as we look to provide efficiencies and new opportunities in the trading of other financial instruments.

Additionally, late last week, we announced that we will be filing a proposal with the Securities and Exchange Commission to launch a corporate bond trading platform by year end. This proposed platform would allow users of ArcaEx to trade corporate bonds. By leveraging our existing technology, connectivity and client relationships, we believe ArcaEx can bring transparency and new efficiencies to the bond marketplace.

Lastly, we continue to grow our listings business. This past quarter saw six new listings, three of which were exclusives. And we currently have a good pipeline of potential new listings. With regard to the NYSE merger, as you may have seen, Amendment 2 to the S-4 for the NYSE Group was filed today. We continue to make progress toward the required regulatory approvals and are working toward shareholder and member approvals in the coming months. We continue to anticipate that the transaction will close in the first quarter of 2006.

At this point, I am going to turn the call over to Nelson, so he can go over third-quarter financials. Nelson?

Nelson Chai  - Archipelago Holdings - CFO

Thank you, Jerry, and good afternoon, everyone.

As Jerry mentioned for the third quarter of 2005, we reported net income of $7.8 million or $0.16 per diluted share. This compares to net income of $3 million or $0.06 per diluted share for the second quarter of 2005. Our third-quarter results included $3 million of direct costs associated with our announced merger with the New York Stock Exchange. Excluding the non-recurring NYSE merger-related expenses, our earnings for the third quarter of 2005 would have been $0.20 per diluted share.

As you look at the financials, you will see that we have begun to report the results of operations of financial condition of Wave Securities as a discontinued operation. We have adopted this presentation because we are in the process of divesting Wave Securities as directed by the Securities and Exchange Commission in conjunction with our acquisition of the Pacific Exchange. We fully recognize the need for this divestiture and are working diligently to complete this process by year end. As we make progress on this front, we will provide you with additional information.

Additionally, please note that this quarter did not include the results of the Pacific Exchange on September 26 to September 30 on our financials. We will begin to include these results in the fourth quarter.

For the third quarter of 2005, our revenues from continuing operations was $114.1 million compared to 119.7 million for the second quarter of 2005 and 116 million for the third quarter (technical difficulty) year ago. The sequential decline was primarily due to lower industry volumes, down 2.5% quarter versus quarter.

In addition, ArcaEx traded at a higher percentage of NYSE traded shares, 13.6% of AX’s total volume versus 11.9% in the second quarter, which has a lower gross revenue pricing structure than the OTC and AMEX-working (ph) securities.

We reported strong gross margins from continuing operations of $47.8 million, the equivalent of 41.7% of our total revenues for the third quarter of 2005 as compared to gross margins of $50.4 million or 42.1% of our total revenues for the second quarter of 2005 and 44.7 million or 38.5% of our total revenues for the third quarter of 2004. For the third quarter of 2005, indirect expenses from continuing operations was $37.9 million, a $10 million decrease from the 47.9 million we reported for the second quarter 2005. The decrease was primarily due to a $5.5 million decrease in discretionary advertising spending. In addition as we previously stated, we incurred $3 million of NYSE merger-related costs, a decrease of 5.4 million as compared to the second quarter of 2005.

As of September 2005, Archipelago had $133.5 million of cash and cash equivalents and no long-term debt obligations. This concludes my financial overview, and we will now open it up to questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Mike Vinciquerra, Raymond James.

Mike Vinciquerra  - Raymond James - Analyst

A couple things — first of all, Jerry, can you give us a little more detail on the success you continued to have in trading NYSE-listed stocks? What types of securities do you find yourself having the most success in? Can you just give us a better understanding about how you’ve been able to continue to grow that? And I would assume you expect that to continue going forward.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Day to day, we will obviously — we do well in heavily-traded stocks. So the Lucents and Northern Telecoms, they are always the type of very active stocks that are a natural to trade electronically.

The other situation is where there is an event-driven active trading. So Merck makes an announcement, and we take over trading because we’re open early. And price discovery, your card is on our system, it will tend to stay there, not only for just the remainder of the day but for extended — it continues to stay. There may be not as large a market share on the day of the event, but we will maintain pretty high share in those names that are — the companies that have news.

So that’s probably the primary drivers of that business, and it is going to continue. Actually, everyone’s got access and knows about our ArcaVision website. Our New York Stock Exchange business right now is actually booming. It’s up again in October significantly from where it was in the third quarter.

Mike Vinciquerra  - Raymond James - Analyst

Secondly, I just want to ask on this new platform you announced I guess on Friday, the bond trading platform. My understanding is one of the things that has kept others from really coming out with a good corporate bond platform is that the liquidity in most of the issues isn’t really strong enough to benefit so much, and there’s more negotiated trades going on. Could you tell us what you see there? Is this just like an early-stage opportunity? Do you see that market developing and more liquidity coming into that market space?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Yes, initially, I think where we can be helpful to our clientele is to get — to build a platform, a transparent, easy-to-access platform to allow retail flow to trade. So some aids or brokers to make decisions at a branch office out in Omaha and then to have a place where they can find an inventory of bonds easily. And you don’t need to have the big desk support that you need if you’re going to trade those things over the telephone.

So initially, we see it as a platform to develop a market for oddlife (ph), if you will. You now, back not too long ago and in the ‘80s when I was an institutional sales trader, I remember RJR bonds being a — they were very, very big back when the KKR investment was made. And most of that stuff traded on the NYSE at the time.

So the potential to develop a bigger market and then they’re active — GM being a good example. There’s been a time here, where investors were more interested in trading GM bonds than they were in trading GM equity. I think we can deliver pretty good product there.

Mike Vinciquerra  - Raymond James - Analyst

So maybe somewhat opportunistic in terms of the type of volume you’ll end up seeing on that platform?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Yes.

Mike Vinciquerra  - Raymond James - Analyst

And then just one housekeeping issue. Nelson, if you don’t mind, on the Wave Securities, we see what the net income from the discontinued ops was. Could you tell us exactly what the revenues and expenses that came out of that was just for modeling purposes?

Nelson Chai  - Archipelago Holdings - CFO

Well, the revenues that came out for the third quarter was $9.6 million of total revenue; the gross margin was $4.6 million.

Operator

Rich Repetto, Sandler O’Neill.

Rich Repetto  - Sandler O’Neill - Analyst

On the Wave, we know what the contribution was. I think I know what purpose Wave served you as far as giving buysiders direct access to the exchange and your platform. Is there any other ramifications or consequences of not having Wave to your business?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

No. When I decided that Arca should pursue that business back in 1997, we saw ourselves competing with Instanet, and they offered that type of direct access. But as the markets evolved here, broker/dealers all now offer — not all but a lot of them — offer direct access to the marketplace. So we’re not going to be cutting off volume that we wouldn’t otherwise be able to get unless we were directly in that business because all of our broker/dealer customers now are very much in that business, which is certainly one of the reasons why we are getting out of it.

And again, as far as the volume is concerned, I don’t see that changing at all. The customers that are customers of Arca still have access to it.

Rich Repetto  - Sandler O’Neill - Analyst

And then on the balance sheet, Nelson, just doing a little perusing through that. So you picked up — it looks like you picked up a differed tax asset and liability. And I’m assuming that is from the Pacific acquisition?

Nelson Chai  - Archipelago Holdings - CFO

Yes. And you will see when we put out our Q, there will be more details in terms of some of the purchase accounting, if you will, Rich. But yes.

Rich Repetto  - Sandler O’Neill - Analyst

So a net something like 8, 7, 8 million on the assets for tax assets net?

Nelson Chai  - Archipelago Holdings - CFO

Yes.

Rich Repetto  - Sandler O’Neill - Analyst

And then just a little bit more on the options, Jerry. We saw — we have seen what you have done to the ECN space when you came into it. Just trying to see, you mentioned one step but you had said this was as far as the connectivity. But you mentioned there’s a number of other steps into the integration of the platforms. I was just wondering if you could just give us some other data points and check points along the road that we should look for that you are going to attempt to do with the Pacific to integrate. So we can just see this — things that we should be looking out for you to do that show this integration.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Well initially, what we have done is we’ve gotten in there and gotten a hold of the technology, which is the most important part. And we have added some process that we have in places here that wasn’t in place at the PCX in terms of release control and quality control on the development side. So we want to make sure that the platform is really stable and can actually handle the volume of people, who are trying to get to us. And that’s where we were at stage one.

Back in January, we started developing our own in-house options trading platform to be the second generation of PCX Plus. So we will look next spring to replace that with a new options platform. And based on where we are now in the development process, we should have a really competitive offering in terms of quota getting — is a big problem for the industry. But it’s also — as a whole, but it’s a problem for the individual exchanges dealing with their customers. And I think we have got something that is going to really be competitive in that regard.

As far as integrating the two, so we will end up with one Arca platform or one architecture, if you will, to support. And we will then be in a position to remove some of the costs associated with — or all of the costs associated with PCX Plus. And at that point as we start to integrate the options and equities trading, we’d be in a position where the floor can shrink again. And they’ll be some efficiencies there. So some people that are on the floor now will be able to come off the floor and trade remotely on the system.

And then finally, I think the future and the opportunity is when we start to integrate options and equities trading. So bitrates and merryputs (ph) are a — we have a good plan there to offer a product that is going to be easy to use and people will in fact use it. And it will be different than what’s out there today. And we will start to add complex option strategies to the mix, so simpler in the very beginning, but we have plans to continue to make it more complex.

We picked up some great technology resources at the PCX from their development team, the folks that were out there working on that PCX Plus system. So we actually have been able to beef up the development staff here in that acquisition.

Rich Repetto  - Sandler O’Neill - Analyst

I know this is a touchy subject here, but I know that PCX had some creative pricing in regards to caps and dividend trades, etc. You have been creative in the past or at least earlier on with the pricing structure in the ECNs. Do you see you doing anything revolutionary or material on the pricing standpoint?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

We have a — obviously a view in the options world that is similar to our view in equities. I could see — I can see some — I don’t want to give anything away to the competitors. But it is an area that we would definitely take a look at. If we can position ourselves or align ourselves with the liquidity there, it would make sense. We have a model for it, and we have seen it work before.

Rich Repetto  - Sandler O’Neill - Analyst

And then the very last question is, I’ve got to ask about the hybrid and RegedMS (ph). Is there anything that is incrementally — you’ve learned in the last 3 months since the last call that makes you feel more comfortable that the NYSE that it is going to — number 1, make it on time with the hybrid and that it will be able to maintain a material amount of market share? It won’t lose a material amount of market share as it does go more automated?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Yes, I think we’re in a good position because to the extent people want more automation then what the NYSE — some people want — then what the NYSE offers today. Arca has been a big, big beneficiary of that. And we’re getting the volume there. So I think to the extent that people want more automation in the future, maybe even beyond what’s proposed right now in hybrid that they have an alternative and would view Arca, and we were starting to really get almost critical mass in NYSE with its share of trading. That will continue and we would be able to collectively control — not control but maintain the current market share.

As far as hybrid being on time and I would spend some time — we talk about that a lot. And I think we are at the end of the road on developing rules, which is really the key to getting the product finished. But it is probably a better question for them than it is for me. But I’m not overly concerned about where — I don’t have a big concern about where they are in that development process.

What we do need to do is finalize a set of rules so that the developers know exactly what it is that they are going to build, and I’ve been voicing my opinion there.

Operator

Roger Freeman, Lehman Brothers.

Roger Freeman - Lehman Brothers - Analyst

So with respect to PCX, this sounds like a really important revelation here that you are going to replace their electronic trading platform. I guess I’m wondering in the context of their profitability I guess about 50 million in revenues and basically breakeven last year, what part of their cost is that platform? And is this going to make this deal pretty accretive early on?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

We believe that — and you know we don’t give guidance. But I mean, Nelson and I and the team, we believe we will make money at the options business next year. And actually, it lost a bit of money in (multiple speakers) —

Nelson Chai  - Archipelago Holdings - CFO

It was pretty close to breakeven, Roger.

Roger Freeman  - Lehman Brothers - Analyst

But mostly — it was slightly negative, right?

Nelson Chai  - Archipelago Holdings - CFO

Yes, but we do believe we will be able — we’re going to make money next year.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

So we have a plan in place. We’ve identified where those synergies exist and definitely have a plan, a complete integration plan, that we’re acting on. Actually, we are a little bit ahead of in terms of some of those synergies.

Roger Freeman  - Lehman Brothers - Analyst

So given that you own it now, can you give us a sense for in the third quarter how they did, so we have a base to work off of?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

What I would tell you is that it didn’t come third quarter, right?

Nelson Chai  - Archipelago Holdings - CFO

So it ended.

Nelson Chai  - Archipelago Holdings - CFO

Yes, we haven’t disclosed that yet, Roger.

Roger Freeman  - Lehman Brothers - Analyst

Okay, will that be in the Q?

Nelson Chai  - Archipelago Holdings - CFO

I don’t believe it will be in the Q, Roger.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

What I would say though is that we don’t think it is going to have an impact on the full year because it’s going to be in the fourth quarter, Roger. So we think it will be a little bit better than breakeven in the fourth quarter.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

The key to it is just like in the equities business though is that once we get a system in place that we feel is the best system we can build for the lowest cost, cost isn’t driving — we built — we’re trying to build really great low-cost systems here. Once we have that in place, there’s a very pretty large system that PCX bought by using a lot of servers and there is a fair amount of maintenance that goes along with it. That would come out. But the real key to the business is adding market share. So we have been fortunate though options business is growing like crazy again. And we think that that continued growth combined with us being able to grab some market share is — it will make it a pretty attractive business stocks.

Roger Freeman  - Lehman Brothers - Analyst

Can you say how much of their volume is currently being created electronically versus on the floor?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

I think it is over 50% of it is being traded. See what they have, numbers of trades — sorry, on a print basis, it’s over 80% electronically. On a contract basis, they do these big blocks of options in these cap strategies. It probably takes it down closer to Pat’s saying 60/40.

Roger Freeman  - Lehman Brothers - Analyst

Okay. And with respect to reducing the floor activity further, when will we see announcements on that?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

I don’t know. We have to have a platform that will allow these guys to do everything they want to do off the floor. We do have some plans to actually reconfigure the floor some right now, which will reduce some of the surveillance that needs to go on, not we are trying to reduce surveillance, it’s just not as spread out as it is right now. And we’ve got some plans in there to again reconfigure the floor. It will allow us to shrink it a little bit right now.

Roger Freeman  - Lehman Brothers - Analyst

Then on the bond trading, do you have some of your large customers signed up to do this? What is the — I think I read this was done in response to a customer’s request. With kind of support do have for this so far?

Mike Cormack  - Archipelago Holdings - President

We are in the early stages of winding up the customer interest. As you saw in some of the press reports, we worked with one client in particular. In a lot of this stuff, we kind of tend to try and go a little profile early. We don’t want to open up our intentions to too many firms. So it’s really been in the last say 30 days. And we’re looking at both liquidity suppliers. As Jerry said, we see a lot of opportunity on the retail space, particularly online where a lot of those broker/dealers is still forced to pick up the phone to execute some of these transactions. And it’s a not very profitable business for them when they have to do that.

(multiple speakers) And it’s lining up liquidity suppliers to take over the next few months and get it easing into this business.

Roger Freeman  - Lehman Brothers - Analyst

So this will strictly be dealer to dealer, not dealer to institution, right?

Mike Cormack  - Archipelago Holdings - President

Yes, our initial focus is not institutional. And even if we did want to market the institutions, you would do it much in the way that we do equities. So we would have like the DMA providers providing access to Arca through a sponsored broker/dealer, but that’s not the initial focus.

Roger Freeman  - Lehman Brothers - Analyst

And any comment on how the pricing will work? Will this be on a transaction-per-bond basis?

Mike Cormack  - Archipelago Holdings - President

Not at this time.

Roger Freeman  - Lehman Brothers - Analyst

Discount?

Mike Cormack  - Archipelago Holdings - President

We’re still working on some modeling there and figuring out what the supply and demand looks like.

Nelson Chai  - Archipelago Holdings - CFO

But it really — I mean it’s going out with HL per bond Neil-type (ph) pricing.

Operator

Daniel Goldberg, Bear Stearns.

Daniel Goldberg  - Bear Stearns - Analyst

Just one more question on the bond platform — can you just talk a little bit about how this will interact if at all or will it replace the automated bond system at the New York Stock Exchange?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

In the future, we can’t do that now. But certainly, it would make a lot of sense to do that. The system that is there needs replacing. And there’s a great opportunity for us because we’re — Arca today has to go around and try to convince data vendors to take this new bond data from us. The New York Stock Exchange is already connected to all the vendors. So you’re going to have great visibility when orders come into this new bond system in terms of distribution.

So I think it will give us a pretty good advantage in the business when we close the NYSE deal, and we can actually combine those businesses.

Daniel Goldberg  - Bear Stearns - Analyst

And then on the Wave business, any update in terms of potential buyer?

Mike Cormack  - Archipelago Holdings - President

We are running a process that we had somebody come in. And we are pretty far down the path is all I would say. Certainly obviously as it became a disclosable item, we would disclose it. But at this point, it would be premature, as you can imagine. So we’re definitely been working on it.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

And we’re definitely focused on getting it done before the end of the year.

Daniel Goldberg  - Bear Stearns - Analyst

And then the announcement, I think it was this morning with General Atlantic re the registration rights. Can you just walk us through what the potential implications or reason for that was?

Kevin O’Hara  - Archipelago Holdings - CAO

Hi, this is Kevin O’Hara. Yes, you saw that in the S-4. That was initially agreed upon at that time of the — on April 20 when we announced the transaction. This is just they have signed up the agreement. And so it is a material contract, so we are disclosing it. This was always part of the deal.

In terms of the significants, they have registration rights, both piggyback rights and they can initiate registration rights themselves. So I mean there’s — I’m not going to talk to you about what registration rights are or — it was always part of the deal.

From their standpoint, they felt they were getting locked up. And they entered into a voting agreement to support the deal. So on the other side, they wanted registration rights, which is pretty typical on a transaction like this.

Daniel Goldberg  - Bear Stearns - Analyst

And then just lastly, any implications at all, positive/negative, regarding Revco?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Not for us. We had — the broker/dealer stuff as a customer, but we don’t have any — there’s nothing outstanding that is troubling to us. And on the opportunity side, not in that business. So we don’t see anything one way or the other. The only thing is for the whole industry, right? We have to deal with another situation where someone has done something that causes potentially more regulation. But other than that, nothing.

Operator

Richard Herr, KBW.

Richard Herr  - KBW - Analyst

Just starting off on the market share, it looks in terms of the over-the-counter match market share, it’s been pretty consistent over the last four or five quarters. I was just looking at just a total over-the-counter market share, it looks like it has declined even though the NASDAQ stayed the same. Is there some — are you just routing less? Are you giving up some of that business to some of your competitors? I know overall increasing the maturate helps your margins. Is that kind of the thinking there?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

There is two things, and I think you have hit the nail on the head. Although the decline is — when you get it and everybody has access to ArcaVision and our market share has rebounded pretty nicely here in the fourth quarter. But we have both Instanet — well, at least let’s use the Instanet example, where they actually charge less to route an order, then they do to trade on their system. So the pricing, it is cheaper to go to them if you route the order than it is to trade on their system. So it’s an odd pricing scheme. And they lose money on every trade when they do that. Because we charge them more than they charge their customers to route. And there is going to be some impact on that.

I don’t how long that sort of pricing would stay in place, which doesn’t make sense. You would never — I promise Arca will never go into a business and lock in a losing trading proposition. So I don’t know how long that stays like that, but that is definitely a — that’s probably the biggest thing.

The positive impact it has on us is that obviously the crossing rates go up, and that changes some of the — I mean, it is obviously changed the margins. So that is what it is.

Richard Herr  - KBW - Analyst

(multiple speakers) And on the options, you spoke about building up the market share there. Clearly, there’s a lot of leverage once you get the system in place. How do you think about growing market share? Is there something that you’re going to be doing that ISE and BOX and Philly is not going to be doing? Is the move to decimals that is going to be the competitors’ edge here?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

The move to decimals would be limited. Initially, we’re going to ask the SEC for a pilot. And it will just involve a few actively-traded ETFs. But I do thing that one as we are able to introduce technology — the thing you’re buying in the options marketplace today is the ability to quote and be at the best price. So the more bandwidth that you can provide to a trading firm and the faster you allow them to change their minds, which means change that quote, they will increase in size and they will us spread better because you’ve lowered the risk of trading. So we’ve got a system on the bench right now being tested that’s built out that has enormous throughput in terms of quoting, which is what the marketplace wants. So I think that initially when we get that out there will give us a really good chance to have deep, tight markets for options. Because the system will permit people to do more than what they can today.

I think initially, that will drive it. Then down the road as we start to pay our options and equities together, that will just drive it even more. I think in that regard, we’re just creating new demand, where the whole industry benefits from that. Because we’ll have new product for people who dredge a little, they will trade more.

But for us on a one-up market share, I think that in the technology we’re going to deliver in the model we will deliver, the market structure model, that we will deliver will give us an advantage.

Richard Herr  - KBW - Analyst

Just lastly in terms of the PCX and the members there, now that you own it, what is the thinking there at about shrinking the floor? Are you getting pushed back already, or is this something that has been expected?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Depending on what the — they’re not members anymore, so now they’re shareholders if they own Arca stock. And the old seat holders have gotten cash from us for their shares. So there’s not — the floor on the PCX has shrunk a lot over the last few years. And the expectation — and it’s changed a lot — there is not a lot of a smaller local kind of market makers like there used to be. It is really run by similar to what is going on in the New York Stock Exchange, there is half a dozen firms that do all of the market making there. And they would just as soon do that from New York or would rather do that from New York than have personnel on the floor in San Francisco.

Now there is certain volume that we do that is broker volume. And that’s where these big prints I was talking about earlier. That group wants a board to work for and work from. And we are going to look to — one, let some of the other firms that want to go upstairs, go upstairs like they do on the ISE. And then accommodate to a smaller — which I mentioned, we are going to reconfigure the floor through a smaller footprint, allow the brokers that are on the floor to continue doing what they are doing.

We still have rent to pay in 2009, right, Nelson?

Nelson Chai  - Archipelago Holdings - CFO

Yes.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

So that floor has to be — there’s rent to pay. It is just a matter of how many people you need to have down there to be spread out enough to do the surveillance where we can really save something.

Operator

Justin Hughes (ph), Philadelphia Financial.

Justin Hughes  - Philadelphia Financial - Analyst

Most of them have already been asked, but I want to follow up on the decimalization question. On those securities where you are going to be going to decimals, will you still have payment for order flow?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

My thought is that if — let’s use the Qs for an example. The Qs are trading in between that nickel spread like crazy. So I imagine the market will want to quote it much tighter than it is today. If the quote gets tight enough, the payment for order flow would stop — I think would stop in the Qs.

So you could have — and we don’t plan on doing this — but let’s say we have a less liquid option and we allow people to quote it in pennies. I don’t think it’s actually going to — it would necessarily quote that it would de-quote it in pennies.

Justin Hughes  - Philadelphia Financial - Analyst

The options that you are planning on moving to decimals, do you know what percentage of the volume that represents to PicOS?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

The Qs, it’s not one of the largest — I feel if our Q market share is probably less than our average market share. Hang on, Pat?

Pat Murphy  - Archipelago Holdings - Managing Director, IR

It’s a move to get more market share in the active products.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Yes. That would definitely — like for example, the Qs were at 7%. Our average market share is higher than that.

Justin Hughes  - Philadelphia Financial - Analyst

And then last question on pricing. We only have a couple of quarters to compare here because you restated financials. But it looks like your revenue per share, the cross, has declined about 13% sequentially. Is that volume discounts? Is there any change to your pricing schedule?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

No, there’s no — sorry — it’s a mix. I mean Nelson can go into it. But we have not changed our pricing at all. But the mix of our volume has changed.

Justin Hughes  - Philadelphia Financial - Analyst

Is that because more listed?

Nelson Chai  - Archipelago Holdings - CFO

You’re looking at the gross volumes, so the two —

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Gross revenue.

Nelson Chai  - Archipelago Holdings - CFO

Gross revenue. So on the mix standpoint as was stated earlier, we are crossing more trades internally. So when we cross the trade internally in the OTC world, we get $0.03. When we actually write it out, we get $0.04.

The second thing has to do with just the mix between OTC versus a listed stock. On a listed stock, we would get 0.1. On an OTC share that we crossed internally, we would get 0.3. So again, the mix towards the listed stocks continues to grow.

Justin Hughes  - Philadelphia Financial - Analyst

And you are charging about a third of the price on the list?

Nelson Chai  - Archipelago Holdings - CFO

That is right on a gross basis. On a net basis, again there’s no rebate on the New York Stock Exchange with securities, so the net basis, it works out to be the same. You’re just looking at gross revenue?

Justin Hughes  - Philadelphia Financial - Analyst

Actually, I believe I am looking at net of liquidity payments. And I still get a fairly big decline.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

And it is probably the 0.4 versus the 0.3 that’s driving that. So again, when we route out, we get 0.4. We cross more now than we route out. The net is the same. Actually, the net is a little less because when we route out, we charge 0.4. Our competitor marketplace charges us $0.03, so we net 0.1, but we have to pay to clear those trades. And that clearing cost has really shrunk, but we still have to pay something. And when we route out, they collect for instead of — it’s not impacted by liquidity payments. It’s still —

Nelson Chai  - Archipelago Holdings - CFO

And then the only thing you have to take into account, I don’t know if you are doing this on a per trade perspective or overall is you’d have to look into the volume, right? The third-quarter volume is typically lower than the second. You have to look at overall industry volume.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

But we haven’t discounted our price to anyone.

Justin Hughes  - Philadelphia Financial - Analyst

Okay. I will follow up on it later.

Operator

Rich Repetto.

Rich Repetto  - Sandler O’Neill - Analyst

Jerry, just one quick follow-up on what you said about the hybrid that they needed to finalize the rules and that you had provided some input. Just real quick, briefly, what are the key rules? And what is your position on how they should be sort of automated in hybrid?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Let’s see how to answer that, Rich. What I would say is I want to be in a position to respond to the marketplace. Because as we’ve learned, you build something and you put it out there, you may find that you may need to make changes to it just because of the way the market is responding to it. So my input is, we need to be flexible with it, make sure the system is open enough; although, New York in its current architecture just can’t develop something — the platform is as open. I don’t mean in a philosophical way, but in a — the ability to modify it just because they have a different hardware architecture than we do.

So I just said, make sure we are flexible enough so that we can adapt to change if it occurs. So that if you don’t, for example, if you saw a slide in market share that we can adjust the market structure to respond to that quickly.

The second thing is we just need to finalize — this is obvious; your people listen to me. But New York still has 100% responsibility for this, but we need to tell the customers once and for all, this is it. So that they can do their development work that is going to be needed to connect to hybrid.

My belief is that an awful lot of the trading is going to be fully automated. Some of the things that stop the system that our broker/dealer customers won’t put prices into — would cause trading to stop. Unless there’s some big dislocation in the marketplace and at which point you are going to — that’s a good thing for a hybrid system to do, where you then gather the trading crowd, try and stabilize the price, do it pretty quickly. But that’s where the floor adds value, and that is where they should.

But I don’t think customers are going to blow through the price by $0.20 and cause it to stop. They will pick away at it order by order, wait for some liquidity to refresh just like they do on the ECNs. So I think it will go probably a little more electronic than people think it will based on the rules that have been proposed, which have a lot of opportunity for things to stop trading. I think it will be quicker than that.

Operator

Roger Freeman.

Roger Freeman  - Lehman Brothers - Analyst

I had a follow-up. On the pricing, on NYSE pricing, so you have been building market share and you charge 0.1. Inet is paying for liquidity, and NASDAQ charges nothing. I’m curious, what do you think goes into the decision factor of customers who are adding orders because you’re the most expensive one and you’re still building share?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Some of our — the hours of operation. So our system has gathered liquidity in those early hour trading. People perceive value from it. And again, I don’t think the customers, who may be in the short run believe that losing money on every trade is something that is sustainable and they actually want their vendor to do. And NASDAQ offering it for free, I have actually heard some noise down at FTA that that was going to change, so it won’t be free anymore. But they haven’t built their critical mass yet to attract more volume. They’re much later in the game than we are (multiple speakers). You know, NASDAQ has the print facility business, where NYSE-listed stocks get printed at night securities for example, which has always been around.

It has taken us years to get where we are. And the growth trajectory hasn’t been much different than it was. It took years to get to where we are in OTC trading.

It’s just like — think about in the same period of time we’re at that critical point, where people actually — there is a customer the other day, who doesn’t trade NYSE-listed stocks with us who said, we are going to get this thing connected in the next few weeks because actually we’ve missed some trades and we are getting yelled at because we are not connected to you. That’s a very, obviously positive, positive thing for us. It basically gets to where you cannot trade with us. And NASDAQ just isn’t at that stage.

I think the pricing velocity there is give it away for free in an attempt to get to critical mass and then charge for it later on. But they haven’t taken — it just hasn’t taken a hold for them yet.

Roger Freeman  - Lehman Brothers - Analyst

Well, it’s an interesting point you make about the early morning trading. I guess that was one of my other follow-ups is, how are those volumes — how do they trend sequentially? And do you find that — is it more international stocks that are traded or domestic? Is there any discrepancy there?

And secondly, if there is a company that is active in the early morning hours, are you building share there and holding it throughout the day; it’s particularly unlisted?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Well, let me give you an example. It meant it’s a sad story, and it doesn’t trade anymore. But the other day when the news of Revco broke, New York wasn’t open and there was the only active market for trading Revco shares was on a ArcaEx. And we traded nearly 100% of that volume before the opening, finished the day with Mike, what was our market share? It was in the 40s?

Mike Cormack  - Archipelago Holdings - President

40s, yes.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

It was in the ‘40s. And the next day, it was 80, 90%. By now, they have disappeared, so there’s no more trading there. But that’s an example of how — with American Airlines, it started out that way and it sticks. We do 15%, 20% of AMR on a good day. And the same thing with Pfizer and Merck and General Motors.

Nelson Chai  - Archipelago Holdings - CFO

Hey, Roger, a good example is GM. So in January, did 3 — 4%. In February, they did 4%. And then in March, it climbed to 7. In April, it was about 6. And then in May, that’s when all the news started hitting, we were at 11%. And then we were 8, 9, 7, 9, and now we are 11% again in October. So if you look at the stock at Northern Telecom, we used to be at 8% at the beginning of the year. Now, we are kind of 12%, and October was 16%. So we’re actually seeing it starting to thicken, as people come in and trade some of those symbols early morning, if it’s something event-driven, we don’t necessarily stay at that same level. But we stay at a higher level than we were before or actually we see some sustained (multiple speakers). So that’s been our experience.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Now, on the international front, the ADRs, which is one of the key reasons why we open really early was to overlap that European trading hours. And you’re starting to see some reasonable, not volume traded, but size quotes in those ADRs. Somebody around here pointed out to me the other day that we’ve got some pretty good sized quotes in ADRs in those early morning hours.

So someone is out there trying to attract trading by putting quotes up. The volume has not shown up, but the quotes have.

Mike Cormack  - Archipelago Holdings - President

And the ETF liquidity suppliers are all there right out of the gate at 4 AM as well. And that’s — there is demand, the future trading essentially 24 hours a day. So we have more work to do in Europe. We need to get our name out there more; we need to get more electronic access to our platform in the early morning hours. But as we do that, we see the ETF, the ADR in the event space is good transitional opportunities.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

And we should be positioned well with the NYSE Group to get — that name is known pretty well in Europe. So I think through those marketing channels, we will really be able to leverage this early morning market.

Roger Freeman  - Lehman Brothers - Analyst

And then I guess just lastly, just interested in your thoughts on the volume discrepancy between NYSE-listed stocks and NASDAQ? Year to date, I guess NASDAQ is up about 1% average daily volume; NYSE is up about 13%. Do you think any of this is a) partly because you and Inet and NASDAQ are building share and listed and that’s electronic and that some of the algorithmic trading is migrating over there? And that that’s driving some of the discrepancy? Or do think there’s anything else at play?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Some of it is that. And a lot of it is oil stocks, right? That’s where they all list on the NYSE and obviously huge trading going on in the oil sector. So I think it’s a combination of those things. We have certainly created new volume for trading NYSE-listed stocks. As we’ve said before, we have customers that cannot do their business on the NYSE with the way the NYSE works right now. Because they can’t cancel an order and get out immediately, and they have got these portfolio strategies that depend on — they are trying to put a futures trade on in Chicago while trading a basket of stocks on the New York Stock Exchange. And they say, here’s 15 of these stocks; I want to change the price. And they can’t do that with any certainty. So they can’t trade it there.

They show up on our system and say — okay, we will give it shot here because at least we can change our mind when we want to.

Operator

Mike Vinciquerra.

Mike Vinciquerra  - Raymond James - Analyst

Just one thing back on the PCX for 1 second, these so-called dividend trades or whatever that occur there and I guess it’s a Philly because they have the fee caps. I’m just curious, are those trades profitable, or is there a marginal economics for you guys? And if not, would you consider raising the fee caps and avoiding (technical difficulty) — I am giving up the market share just because it doesn’t make economic sense for you to actually execute those with the clearing costs and so forth?

Mike Cormack  - Archipelago Holdings - President

You know what? They are actually profitable trades. So we do make money on the cap trend. You don’t make a lot, but we do make money on them. I do not think we’re planning on building our future — if you just erase the zero — if you think that that’s where your future is in doing cap strategies. Anymore so than Instanet charging less than it costs to route an order. So we will stay and do what we to.

Today, we support a couple of big players down there that do that. And they bring other business to us as well. But I don’t want to be the price leader and don’t necessarily want to raise that price there either — just leave it alone.

Operator

Richard Herr.

Richard Herr  - KBW - Analyst

Jerry, just a quick question on the Market Maker program. Maybe last quarter or the quarter before that, you spoke about building up a Market Maker program for the Archipelago exchange. How is that coming along?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

We filed some rules with the SEC, and we’re going to file some more that basically allows for companies that list on Arca — and this would include the ETFs that are moving over from BGI up; they’re moving at 20 off the AMEX onto Arca. We will have a program in place where we will have a lead Market Maker, and that lead Market Maker will have responsibility to be there all the time while we are open for trading. In exchange for that, there will be some economics that they will get from the exchange. They also have the ability to take in directed order flow, which some of them want which allows them to go out and do a deal with the retail order flow center, where they can make their own arrangement with that order flow center on how much price improvement they would get in exchange for those orders. So there’s better economic trading with that retail level.

And then, finally, we’re talking about a participation right. So it’s parity for the specialists. It’s something that the specialist on the New York want that they would have some parity right to trade along — like in Arca today, it is just strict price time priority that they would have some right to participate on the trades at the NBBO. And those would be for exclusive Arca listings and not expanding it into our non-exclusive or UTP-traded stocks.

We are also giving them an order type in Arca-listed stocks that will allow them to put a hidden price improvement order into the marketplace, where other participants will not be allow to do that.

So we have given them what we think enough economics so that someone can make a reasonable return on their capital by trading there in exchange for their promise to be there all the time.

It is neat. These less liquid stocks and the kinds of companies that will choose to list on ArcaEx. We are a good example. We don’t have a dedicated Market Maker in AX, and there is times I look at that screen and I see a $0.80-wide spread on our stock. And we don’t have someone that is committed and needs to be there to make that market all the time. Sometimes, it is even $1.50. So that’s where we think we can add — that they can value and they deserve some economics in return for that.

Richard Herr  - KBW - Analyst

Just lastly, you’re making a ton of inroads in terms of New York Stock Exchange market share. At the same time, they are building a hybrid platform in parallel. To the extent you can comment, where do you see this going? You just said prior, you expect a lot more of the volume to be electronic. Clearly, you have a competitor out there speaking about the same thing moving to their platform. Where do you foresee the volumes going? If it’s more electronic and your system is a little more open, could you see it flowing to Arca? And therefore, would you think that architecture may change between the two?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

I think that our shareholders are going to demand that we run most efficient system possible. So we keep our market share, and we run efficiently. So running efficiently down the line is going to mean we are not running 15 different types of technology for trading; that it would make sense that we would run one. I just don’t think we know yet what the answer is to the future state for market structure and NYSE-listed stocks. So we shouldn’t do that today.

New York needs to get hybrid out. We cannot replace the floor trading system with our system and at the same time have a floor because it just doesn’t do all the things that it needs to do down there. But I think down the road, we will — one, because we’re going to deliver shareholder value, we are going to be operating one much lighter weight platform than is run there today.

Just don’t know exactly what that market — it’s great what we are doing on the ArcaEx exclusive listing Market Maker platform because if those guys could all make money doing that and be able to provide the liquidity that we hope they’ll be able to provide, that will give you a pretty good look at a future platform.

Operator

Michael Chapman (ph).

Michael Chapman Analyst

One follow-up question on the indirect expense line item. With everything going on, the absence of Wave, the decrease in marketing and now looking forward, the acquisitions coming in, would you help us better understand where the indirect expense load might be let’s say in the fourth quarter for modeling?

Nelson Chai  - Archipelago Holdings - CFO

We don’t anticipate any significant changes if you will in terms of the operations that we are today. We will in the fourth quarter add on PCX into the fourth quarter. I think I mentioned earlier through some of the conversation, we don’t think it’s going to — is usually marginally profitable we think.

Then again, we don’t give forward guidance, but I would tell you that. So there will be some load in terms of some of the indirect presence because today they currently have a little 200 employees, right? Obviously, the first of the accounting will come through sealed CVM with the balance scales. It is in the press release; you will see that is certainly some increase in indirect expenses.

In terms of we go forward at some of the things we’re talking about, we believe that we can continue to build the business on bonds and other things, with — pretty much close to the run rate we have. And again, we’ve added some quarter — versus last year — probably 15 incremental hires versus the third quarter of last year.

We continue to grow the business on a steady state. You see the growth. But again, I don’t think see any big one time — or the big is going to be adding in the Btix (ph) for the fourth quarter.

Michael Chapman Analyst

What were the indirect expenses for Wave in Q3?

Nelson Chai  - Archipelago Holdings - CFO

The indirect expenses for Wave were roughly — then again — roughly employee headcount, right? The net of it was probably $2.6 million.

Michael Chapman Analyst

And do you think there is any possibility that you will lose the ability to trade NASDAQ securities without a short sale rule once NASDAQ gets an exchange of designation?

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

No, I don’t. No, I don’t. There’s probably some trading opportunities for people that won’t exist, right? So overall, you could see someone waiting longer than they have to to get a short sale off. But now, I like the combination of one — so short selling on our system, short selling in NASDAQ, and I don’t think overall that should change. And hopefully, eventually, in this pilot that the SEC has in place will be expanded, and we won’t even have a short sale rule for any company. I think that is hopefully where we are headed.

But I don’t anticipate — we’ve had a lot of conversation about when you cannot pay for tape revenue sharing on triple Qs any longer; you’re going to lose all your market share. Well, actually, I think we are bigger now than we were — we’ve actually grown bigger in the Qs than we were when they moved them over to NASDAQ. We’re well in the north of 30% today in trading them. So I don’t think we’re going to see any loss in share because of that.

Michael Chapman Analyst

Thank you.

Jerry Putnam  - Archipelago Holdings - Chairman, CEO

Okay, everyone. Well, thank you very much, and that was the end of the questions. And we will close the call.

Operator

Ladies and gentlemen, this concludes the conference. You may now disconnect. Have a good day.

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Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005 (as amended on September 14, 2005 and October 24, 2005), containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.  INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago shareholders in respect of the proposed transaction.  Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.  Additional information regarding the interests of such potential participants is also included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.  This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.